FARALLON RESOURCES LTD.
1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604)684-6365 Fax No.: (604)684-8092

INFORMATION CIRCULAR
as at November 10, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Farallon Resources Ltd. (“Farallon” or the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on December 14, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “Farallon”, “the Company”, “we” and “our” refer to Farallon Resources Ltd. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263- 9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors (the “Board”) of the Company has fixed November 7, 2006 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of November 10, 2006, there were 105,822,331 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company as at November 10, 2006.

The following documents filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Manitoba, Ontario and New Brunswick are specifically incorporated by reference into, and form an integral part of, this information circular:

  Annual Information Form filed for the fiscal year ended June 30, 2006
  Audited financial statements for the year ended June 30, 2006, report of the auditor thereon, and related management discussion and analysis

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Jeffrey Mason, Corporate Secretary of the Company, at Suite 1020, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Telephone number (604) 684-6365 or fax number (604) 684-8092. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at seven. The Board proposes that the number of directors remain at seven.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at November 10, 2006.

Name, Position with the Company and Municipality of Residence	Period as a Director of the Company	Shares Beneficially Owned or Controlled
David J. Copeland [1] Director Vancouver, British Columbia	Since December 1995	723,750
T. Barry Coughlan [2] Director Vancouver, British Columbia	Since March 1998	Nil
Scott D. Cousens [3] Director Vancouver, British Columbia	Since December 1995	583,802
Robert A. Dickinson [4] Director Vancouver, British Columbia	July 1991 to December 1993 and since August 1994	450,000
Jeffrey R. Mason [5] Chief Financial Officer, Secretary and Director Vancouver, British Columbia	Since August 1994	80,000
Ronald W. Thiessen [6] Chairman of the Board and Director Vancouver, British Columbia	Since August 1994	494,900
J. Richard H. Whittington [7] President, Chief Executive Officer and Director West Vancouver, British Columbia	Since September 2004	59,000

Notes:

1.	Mr. Copeland holds options to purchase 310,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011.

2.	Mr. Coughlan holds options to purchase 155,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011.

3.	Mr. Cousens holds options to purchase 310,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011.

4.

Mr. Dickinson holds options to purchase 310,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011. Mr. Dickinson, or private companies controlled by him, hold warrants to purchase 143,000 shares at an exercise price of $1.02 expiring on December 31, 2006.

5.	Mr. Mason holds options to purchase 310,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011.

6.	Mr. Thiessen holds options to purchase 310,000 Shares at an exercise price of $0.58 expiring on September 28, 2007 and 250,000 Shares at an exercise price of $1.00 expiring on March 31, 2011.

7.

Mr. Whittington holds options to purchase 700,000 Shares at an exercise price of $1.00 expiring on March 31, 2011. Mr. Whittington holds warrants to purchase 59,000 Shares at an exercise price of $1.02 expiring on December 31, 2006.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years.

DAVID COPELAND, P.Eng. – Director

David Copeland is a geological engineer who graduated in Economic Geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Farallon and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Rockwell Ventures Inc.	Director	September 2006	Present
	Chief Executive Officer	August 2006	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

BARRY COUGHLAN, B.A. – Director

Barry Coughlan is a self-employed businessman and financier who over the past 23 years has been involved in the financing of publicly traded companies. His principal occupation is President and Director of TBC Investments Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	March 1998	Present
Continental Minerals Corporation	Director	June 2006	Present
Great Basin Gold Ltd.	Director	February 1998	Present
Icon Industries Ltd.	President, CEO and Director	September 1991	Present
Quartz Mountain Resources Ltd.	Director	January 2005	Present
Taseko Mines Limited	Director	February 2001	Present
Tri-Gold Resources Corp. (formerly Tri-Alpha Investments Ltd.)	President and Director	June 1986	Present
AMS Homecare Inc.	Director	November 2001	November 2004
Casamiro Resource Corp	Director	February 1995	August 2002

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community and has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	December 1995	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 35 years.

He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	Present
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Chairman	November 1990	September 2004
	Director	October 2004	Present
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	Present
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	November 2000	Present
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director to a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Great Basin Gold Ltd.	Director	February 1994	November 2006
	Secretary	February 1994	November 2006
	Chief Financial Officer	June 1998	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	September 2000	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

DICK WHITTINGTON, P.Eng. – Director, President &CEO

Dick Whittington, P.Eng., appointed September 2004 as President and Chief Executive Officer of Farallon Resources Ltd., with the responsibility to guide the project through the advanced exploration and development stages. Mr. Whittington is a mining engineer, with a degree from the Royal School of Mines in the United

Kingdom and more than 28 years of industry experience in the management and evaluation of major mining projects in Canada, Panama and Australia. He has been involved in all phases of mine evaluation and development, from exploration through to negotiating long-term contracts for mine products with customers in Asia, South America and Europe. As a mining executive, he has participated in a full spectrum of corporate activities, including numerous feasibility studies, several mergers and acquisitions, and major financings for mine developments

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, P.O. Box 10426, Pacific Centre, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K4, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

There have been no reportable disagreements between Farallon and KPMG LLP and no qualified opinions or denials of opinions by KPMG LLP for the purposes of National Instrument 51-102.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has adopted a charter that sets out its mandate and responsibilities. A copy of the audit committee charter is attached as Appendix A to this Information Circular.

Composition of the Audit Committee

The members of the audit committee are Dave Copeland, Scott D. Cousens and Robert Dickinson.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement. None of the audit committee members are considered independent. The status of the audit committee with respect to MI52-110 independence requirements is not free from doubt, and the Company is currently reviewing the situation to determine what, if any, steps are required to be taken pursuant to MI52-110. The Company is currently in the process of searching for independent directors to serve on the audit committee and will likely seek to add one or more additional outside directors over the next year in replacement of one or more current directors.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company. All of the audit committee members are financially literate as defined in MI52-110. Mr. Dickinson is the designated “financial expert” as defined in MI52-110, by virtue of his work experience and his education, which includes a masters degree in business administration.

Relevant Education and Experience

Disclosure respecting the education and experience of the Committee is provided in their biographies above. As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditors, KPMG, have not provided any material non-audit services and such services have been limited to tax matters totalling approximately $1,000.

Pre-Approval Policies and Procedures for Non-Audit Services

The audit committee has adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Year ended June 30, 2006.	Year ended June 30, 2005.
Audit Fees (1)	C$ 78,564	C$ 28,626
Audit-Related Fees (2)	–	–
Tax Fees (3)	1,000	3,500
All Other Fees (4)	–	–
Total	C$ 79,564	C$ 32,126

Notes:

(1)

"Audit Fees" include fees necessary to perform the annual audit and, if necessary, quarterly reviews of the Company have consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has not adopted a formal mandate but understands that its role is to (i) assume responsibility for the overall stewardship and development of the corporation and monitoring of its business decisions, (ii) identification of the principal risks and opportunities of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks, (iii) ethical management and succession planning, including appointing, training and monitoring of senior management and directors, (iv) implementation of a communication policy for the corporation, and (v) the integrity of the corporation’s internal financial controls and management information systems. The Board of Directors is in the process of adopting a written mandate which is expected to be adopted during the current fiscal year which will formalize these concepts in light of the

Policies. The mandate will have written descriptions for the Board and each committee as well as for executive management. The mandate will encourage but not require continuing education requirements for its directors and it will contain a code of ethics, policies dealing with issuance of news releases and disclosure documents as well as staff share trading black-out periods. The governance policies will be available on the Company’s website. The Policies suggest that the Company should maximize the number of independent directors generally and especially on committees of the Board and to formalize its governance practices with written charters and mandates which allow verification that they are being observed.

Composition of the Board of Directors

The Policies requires that the Board of Directors of a listed corporation determine the status of each director as independent or not, based on each director’s interest in or other relationship with, the corporation. The policies’ governance recommendations provide that a board of directors be constituted with a majority of directors who qualify as independent directors (as defined below). A board of directors should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the board, and the board should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The Company’s policies allow for retention of independent advisors for board members when they consider it advisable.

Under the Policy, an “independent” director is one who “has no direct or indirect material relationship” with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director’s independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company’s external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, if any of the Company’s current executive officers or served at the same time on that entity’s compensation committee, is deemed to have a material relationship as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board of Directors of the Company is proposing seven nominees for the office of director of whom one of the nominees can be considered an “independent” director. The “independent” nominee is Barry Coughlan, and is considered independent by virtue of not being an executive officer of the Company and having received no compensation other than in his role as a director. The non-independent directors (and the reasons for that status) are Dick Whittington (CEO), Jeffrey Mason (CFO and Secretary), Ronald Thiessen (Chairman of the Board and former CEO), David Copeland (advisory and engineering services provider), Scott Cousens (advisory and investor relations services) and Robert Dickinson (management services). The Board is aware that a majority of its directors are not independent; however it believes that the nature of its resource exploration operations are such that independent judgment may still be exercised notwithstanding that a majority of directors do not fall within the Policy’s definition. The Board is currently in the process of searching for additional independent directors.

All of the directors of the Company except Mr. Whittington serve together on other Boards of Directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Inc. (“HDI”). As described in the Company’s Annual Information Forms, HDI is a private company owned by nine publicly traded resource companies. HDI employs the executive management of all the nine companies (of which Farallon is one) and HDI in turn invoices the companies their share of these executive and director services as well as other services, including geological, accounting and administrative services. Other than Mr. Whittington, none of the officers of the Company devotes substantially full time efforts to the Company, given the nature of the Company’s exploration business which is carried out significantly by third party contractors. All of the Company’s executive officers, except Mr. Whittington, serve as executive officers of other publicly traded companies primarily in connection with HDI.

The Board’s process for nomination of candidates has been an informal process to date but one in which the entire board is involved. The Board will be establishing a nominating and governance committee to formalize the process of ensuring high calibre directors and proper succession planning and will seek to ensure the committee is comprised of a majority of independent directors. The Company’s current principal operating officers and directors are expected to be active for a number of years. The Board monitors the activities of the senior management through regular meetings and discussions amongst the Board and between the Board and senior management. The Board is of the view that its communication policy between senior management, Board members and shareholders is good. The Board is satisfied of the integrity of the Company’s internal control and financial management information systems.

Committees of the Board of Directors

The Policies suggest that (i) committees of the board of directors of a listed corporation (other than the audit committee) generally be composed of a majority of independent directors (ii) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for the development of the corporation’s approach to governance issues, (iii) under the audit committee instrument, the audit committee of every board of directors must be composed only of independent directors, and the role of the audit committee be specifically defined and include the responsibility for overseeing management’s system of internal control, (iv) the audit committee have direct access to the corporation’s external auditor, and (v) the board of directors appoint a committee, composed solely of independent directors of whom the majority are independent, with the responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.

The Board has an Audit Committee and is in the process of establishing two additional Committees, namely, a Compensation Committee and the Corporate Governance & Nominating Committee.

Audit Committee

The Board has adopted a charter for the Audit Committee to follow in carrying out its audit and financial review functions. The text of the audit committee charter (excluding specified definitions of independence and financial literacy under stock exchange policies and securities law) is attached in Appendix A. The Audit Committee reviews all financial statements of the Company prior to their publication, reviews audits, considers the adequacy of audit procedures, recommends the appointment of independent auditors, reviews and approves the professional services to be rendered by them and reviews fees for audit services. The Board has established definitions for “financial literacy” and has determined that all members of the Audit Committee are financially literate. The Audit Committee, as needed, meets separately (without management present) with the Company’s auditors to discuss the various aspects of the Company’s financial statements and the independent audit.

Compensation Committee

The Board will establish a Compensation Committee and anticipates adopting a charter for the Compensation Committee. This charter will be available for viewing at the Company’s website at www.farallonresources.com. The function of the Compensation Committee is to review, on an annual basis, the compensation paid to the Company’s executive officers and to the Directors, to review the performance and compensation paid to the Company’s executive officers and to make recommendations on compensation to the Board. In addition, the Committee will review annually the compensation plans for the Company’s non-executive staff.

Corporate Governance & Nominating Committee

The Board will establish a Corporate Governance & Nominating Committee and expects to adopt a charter for the Corporate Governance & Nominating Committee in carrying out its duties. This charter will be available for viewing at the Company’s website.

The Corporate Governance Committee will be given the responsibility of developing and recommending to the Board, the Company’s approach to corporate governance. This Committee will prepare a procedures manual for all Directors to assist members of the Board in carrying out their duties. The Committee will prepare a Corporate Governance Guidelines for the Company which will be adopted by the Board and which will be available for viewing at the Company’s website. The Corporate Governance Committee will also review with management all new and modified rules and policies applicable to governance of the Company to assure that the Company remains in full compliance with such requirements.

The nominating function of the Corporate Governance & Nominating Committee will be to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of Director of the Company. The Company will be adopting formal procedures for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function will be carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Board of Directors in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Board Decisions

Governance policies require the board of directors of a listed corporation, together with its chief executive officer, to develop position descriptions for the board and for the chief executive officer, including the definition of limits to management’s responsibilities. There is currently no specific mandate for the Board of Directors of the Company other than as described above. Any responsibility, which is not delegated to senior management or to a committee of the Board of Directors remains with the full Board.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs also receive the approval of the plenary Board of Directors.

Recruitment of New Directors and Assessment of Board Performance

Good governance policies require that (i) every board of directors of a listed corporation implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every corporation provide an orientation and education program for new directors, and (iii) every board review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

Adoption of the proposed charter for the Corporate Governance & Nominating Committee will result in a formal procedure for assessing and evaluating the effectiveness of both the individual Directors as well as the Board as a whole. This function will be carried out annually by the Corporate Governance & Nominating Committee whose evaluations and assessments are then provided to the Corporate Governance & Nominating Committee in connection with its recommendations of persons as nominees for the position of Director of the Company.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

Dick Whittington, President and Chief Executive Officer, Jeffrey Mason, Chief Financial Officer, and Ronald Thiessen are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Fiscal Year	Annual Compensation			Long Term Compensation			All Other Compensation (C$)
		Salary (C$)	Bonus (C$)	Other Annual Compen- sation (C$)	Awards		Payouts
					Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (C$)	LTIP Payouts (C$)
Dick Whittington President, Chief Executive Officer and Director	2006 2005 2004	288,750 288,750 45,833	Nil Nil Nil	Nil Nil Nil	700,000 180,000 330,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Ronald W. Thiessen Chairman and Director	2006 2005 2004	223,981 197,911 19,533	Nil Nil Nil	Nil Nil Nil	560,000 180,000 330,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Secretary, Chief Financial Officer and Director	2006 2005 2004	130,429 125,994 14,737	Nil Nil Nil	Nil Nil Nil	560,000 180,000 330,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards

The Company does not presently have a long-term incentive plan or any pension plans for its executive officers or employees nor is any such plan contemplated.

Options

The share options granted to the Named Executive Officers during the financial year ended June 30, 2006 were as follows:

Option/SAR Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Dick Whittington	700,000	11.6%	$1.00	C$0.83	Mar 31, 2011
Ronald Thiessen	310,000 250,000	9.2%	$0.58 $1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31, 2011
Jeffrey Mason	310,000 250,000	9.2%	$0.58 $1.00	C$0.58 C$0.83	Sep 28, 2007 Mar 31, 2011

The share options exercised by the Named Executive Officers during the financial year ended June 30, 2006 and the values of such options at the end of such year were as follows:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial
Year-End Option/SAR Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY- End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY- End ($) Exercisable/ Unexercisable
Dick Whittington	Nil	Nil	Nil / 700,000	Nil / nil
Ronald Thiessen	Nil	Nil	310,000 / 250,000	C$58,900 / nil
Jeffrey Mason	Nil	C$27,000	310,000 / 250,000	C$58,900 / nil

Defined Benefit or Actuarial Plan Disclosure

There are no defined benefit or actuarial plans in place for the Company.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer other than Mr. Whittington, who has an employment agreement with Hunter Dickinson Inc. and who is seconded to the Company.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Report of the Compensation Committee on the Compensation of Executive Officers and Others

The purposes and responsibilities of the Compensation Committee with respect to compensation matters shall be to assist the Board of Directors in carrying out its responsibilities relating to executive and director compensation. In furtherance of this purpose, the Compensation Committee shall have the following duties, responsibilities and authority:

(a)

To recommend to the Board of Directors the form and amount of compensation to be paid by the Company to the directors, including compensation to be paid in consideration of a director acting on a committee of the Board of Directors. The Compensation Committee will review the compensation of the Company’s directors at least annually and from time to time as deemed appropriate.

(b)

To annually review and approve corporate goals and objectives relating to the compensation of the Company’s executive officers, including the CEO, CFO and other Senior Officers (collectively, the “Officers”) if applicable. The Compensation Committee will evaluate the performance of the Officers in light of those goals and review and establish the Officers’ annual compensation and incentive or equity plan participation levels and bases of participation. The Compensation Committee will determine, or recommend to the Board of Directors for determination, compensation of the CEO. The CEO must not be present during voting or deliberations of the Compensation Committee regarding the compensation of the CEO. The Compensation Committee will determine, or recommend for determination to the Board of Directors, the compensation for all other Officers of the Company. Determinations of compensation will include determination as to salary, bonus, incentive and unit compensation. In determining the long-term incentive component of Officers’ compensation, the Compensation Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive awards to Officers at comparable companies and the awards given to the Officers in past years.

(c)

Based upon input and recommendations from the Board, to review and approve on an annual basis the evaluation process and compensation structure for the Company’s other Employees and Employees. The Compensation Committee shall evaluate their performance and shall approve the annual compensation, including salary, bonus, incentive and equity compensation. The Compensation Committee shall also provide oversight of management’s decisions concerning the performance and compensation of the Company’s Employees and Employees.

(d)

Based upon input and recommendations from the Officers, to review the Company’s incentive compensation and other stock-based plans and recommend changes in such plans to the Board of Directors as needed and to review and submit to the Board of Directors recommendations concerning new executive compensation or stock-based plans.

(e)	To prepare and publish the annual executive compensation report in the Company’s annual information form or proxy statement.

Report on Executive Compensation

This report on executive compensation has been prepared by the Board of Directors. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company. As part of its mandate, the Board determines the type and amount of compensation for the President and Chief Executive Officer. The Board monitors the compensation of the Chief Operating Officer and the Chief Financial Officer. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company's Human Resource department tracks and also retains independent compensation consultants for professional advice and as a source of competitive market information on compensation levels for the Company’s executives.

As the Officers of the Company, other than Mr. Whittington, do not serve the Company solely on a full-time basis, their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company's shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board's view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on companies earning comparable revenues in a similar industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Incentive Compensation

The Company's primary objective is to achieve certain strategic objectives and milestones. The Board approves executive bonus compensation dependent upon the Company meeting those strategic objectives and milestones and sufficient cash resources being available for the granting of bonuses. In the most recently completed fiscal year, no bonuses were paid to senior executives of the Company.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest immediately.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer

The compensation of the Chief Executive Officer is approved annually by the Board of Directors. Base cash compensation and variable cash compensation levels are based on market survey data provided to the Board by independent consultants.

Annually, the Board reviews the grants of stock options. Options have been granted to the Chief Executive Officer taking into account competitive compensation factors and the belief that options help align the Chief Executive Officer with the interests of shareholders.

Performance Graph

The following performance graph illustrates the yearly cumulative total return to a shareholder who invested $100 in the Shares of the Company on June 30, 2001 with a cumulative total return of the S&P/TSX Composite Index for the same period.

Compensation of Directors

Effective January 1, 2005, only independent directors are paid $15,000 per year ($1,250 paid monthly) with no additional per-meeting or committee membership fees. This fee was reviewed by the Compensation Committee during a meeting held March 28, 2006. As a result of this review the Board of Directors approved an increase to $25,000 per year effective April 1, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Option Plan”) which was previously approved by shareholders on December 15, 2004. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Shares issuable under the Plan, plus the number of options outstanding at any given time, may not exceed 10% of the total number of issued and outstanding Shares at that time. All options expire on a date not later than 10 years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended June 30, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (the 2004 Amended Option Plan)	6,431,500	C$0.79	4,150,733
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	6,431,500	C$0.79	4,150,733

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended June 30, 2006, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. These services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company. HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

During the year ended June 30, 2006, such services rendered and expenses reimbursed amounted to $3,833,455. The executive compensation disclosed herein is included in this amount and the compensation was paid by HDI to the named executives.

PARTICULARS OF MATTERS TO BE ACTED UPON

1)      Approval of Annual Confirmation of 10% Rolling Share Option Plan

Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan. During the Company's financial year ended June 30, 2006 and to the date of the mailing of this Information Circular, outstanding options granted by the Company under the Plan are outlined in the table below.

Effective Date	Incentive Stock Options Issued	Exercise Price (Cdn. Funds)	Expiry Date
February 8, 2005	250,000	$ 0.74	June 22, 2007
May 24, 2005	50,000	$ 0.60	June 1, 2007
May 24, 2005	220,000	$ 0.60	June 22, 2007
September 22, 2005	2,130,000	$ 0.58	September 28, 2007
December 14, 2005	15,000	$ 0.52	December 31, 2007
February 28, 2006	190,000	$ 0.74	February 29, 2008
March 10, 2006	704,000	$ 0.80	March 31, 2009
March 31, 2006	2,450,000	$ 1.00	March 31, 2011
April 20, 2006	40,000	$ 0.89	March 31, 2009
June 30, 2006	307,500	$ 0.80	March 31, 2009

The continuation of the Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“RESOLVED, as an ordinary resolution that the Company’s 10% rolling share option plan be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that you vote in favour of the above resolution.

2)      Approval to Permit Exercise of 11,044,417 Conditonal Share Purchase Warrants

On October 13, 2006 the Company announced that it had reached agreements in principle to privately place 18.75 million equity units in its capital at a price of $0.40 per unit in order to raise Cdn$7.5 million. Each unit consists of one common share and one common share purchase warrant exercisable to purchase an additional common share at a price of $0.60 for a two-year period. Pursuant to the rules of the Toronto Stock Exchange, shareholders’ approval is required where equity dilution exceeds 25% and based on the Company’s currently issued share capital of 105,822,331 common shares, a maximum of 26,455,583 shares could be issued without shareholders’ approval. The number of shares in the private placement plus shares potentially issuable on exercise of the warrants aggregate 37.5 million shares, which is 11,044,417 shares in excess of the 25% allowable limit. The subscription agreements with these investors provide that the 18,750,000 warrants will be sub-divided into 7,705,583 unconditional warrants and 11,044,417 conditional warrants which have as an exercise condition that the Company’s shareholders’ authorize their exercise. In the event shareholders’

approval is not obtained for the conditional warrants to be exercised, then they will be repurchased by the company by a payment of $0.02 per warrant. All shares issued in the placement including any shares issued on exercise of the warrants are subject to a hold period in Canada expiring March 18, 2007.

Insiders of the Company participated in this placement as follows:

Name	Previous Holdings	Participation (in Units)	Total Holdings
David Copeland	723,760	125,000	848,750
T. Barry Coughlan	nil	100,000	100,000
Scott Cousens	583,802	125,000	708,802
Robert A. Dickinson	450,000	125,000	575,000
Jeffrey R. Mason	80,000	125,000	205,000
Ronald W. Thiessen	494,900	125,000	619,900
Dick Whittington	59,000	250,000	309,000

Total	2,391,452	975,000	3,366,452

The Board of Directors believes fully that based on the exercise price and based on maintaining the goodwill of these investors, that it is in the Company’s best interest that shareholders approve the right for the holders to exerciser the 11,044,417 conditional warrants reflected by the following resolution. The votes of the above insiders will not be included for purposes of approving this resolution.

“RESOLVED, as an ordinary resolution, that the 11,044,417 conditional warrants issued by the Company in November 17, 2006 be approved for exercise at the discretion of the holders.”

The Board of Directors recommends that you vote in favour of the above resolution.

3)      Authorization to Increase Capitalization

The Company has received a best efforts financing proposal from a Canadian securities dealer which involves potentially raising up to Cdn$55 million in new equity funding through the issuance of subscription receipts that will ultimately be converted into equity units with each unit consisting of a common share and one-half of a common share purchase warrant exercisable for a 24-month period. It is anticipated that the subscription receipts themselves will be issued at prevailing market prices on or about the date of the Shareholders Meeting and accordingly the price of the subscription receipts cannot be predicted with certainty at this point because pricing will be based on prevailing market prices at the time of filing of a final prospectus qualifying such securities. In addition, the Canadian securities dealer shall have an over allotment option equal to 15% of the issuance of securities under the equity offering. Assuming a pricing of $0.50 per unit and the exercise in full of the over allotment option by the Canadian securities dealer, there would potentially be approximately 197,340,000 new shares issuable and accordingly management seeks shareholders’ authority to increase the Company’s outstanding common share capitalization by up to 200 million shares which would represent an approximately 140% increase (or dilution) over the number of shares expected to be issued (and issuable) upon completion of the October 13, 2006 private placement described immediately above. Management believes that obtaining funding for advanced exploration and preproduction expenditure financing is critical at this stage of the Company’s evolution and accordingly unanimously recommends that shareholders grant management this authorization. Subsequent to this financing, should it occur and in respect of which there can be no certainty, the TSX’s rules in connection with dilution exceeding 25% would thereafter be applicable. Accordingly the Company requests that shareholders favourably consider the following resolution:

“RESOLVED, as an ordinary resolution, that the Company’s board of directors be authorized to issue by way of prospectus or private placement a number of shares and share purchase warrants in any combination aggregating 200 million new issued and issuable shares providing such shares are issued at prevailing market price in accordance with the discount-to-market policies of the Toronto Stock Exchange.”

Management unanimously recommends that shareholders approve this resolution.

Management notes the above resolution is advisory in nature and does not legally preclude the Board from completing a financing or other transaction on the terms described. If however the resolution is not approved management will reconsider its plans in respect of the planned financing in conjunction with the Company’s legal and financial advisors.

ADDITIONAL INFORMATION

The audited financial statements of the Company for the year ended June 30, 2006 along with the report of the auditor and management’s discussion and analysis will be placed before the Meeting. Copies of the Company’s most current annual information form, interim financial statements and management’s discussion and analysis, as well as additional copies of this proxy circular, may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Secretary at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone number: (604) 684-6365, Toll free: 1-800-667-2114 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, November 17, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

J. Richard H. Whittington
President and Chief Executive Officer

APPENDIX A

FARALLON RESOURCES LTD.

AUDIT COMMITTEE CHARTER

This Charter shall govern the activities of the Audit Committee of the Board of Directors of Farallon Resources Ltd., when and to the extent that said Committee is carrying out its audit and financial review functions.

I.	COMMITTEE PURPOSES

The essential functions of the Audit Committee (the “Committee”) in assisting the Board of Directors in fulfilling its oversight responsibilities are to review:

1.

the financial reports and other financial information provided by the Company to governmental entities and the public; the Company’s systems of internal controls regarding finance, accounting, legal compliance and ethics that the Company’s management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally,

2.	the procedures of the Company and its subsidiaries regarding the appointment of the independent public auditors, and the scope of and fees for their audits, and

3.	any and all related party agreements and arrangements between the Company and its affiliates and any disputes that may arise thereunder.

The Committee’s primary duties and responsibilities are to:

1.	serve as an independent and objective party to monitor the Company’s financial reporting process and internal control system,

2.	review and appraise the audit efforts of the Company’s independent auditors,

3.	provide an open avenue of communication among the independent auditors, the Company’s financial and senior management, and the Board of Directors, and

4.	review and appraise the fairness of related party transactions.

II.	COMPOSITION

The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be an Independent Director, as described in Section V of this Charter, and otherwise free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have a working familiarity with basic finance and accounting practices including the ability to read and understand fundamental financial statements, including the balance sheet, income statement, and statement of cash flows.

At least one member of the Committee shall have accounting or related financial expertise. Financial expertise includes past employment experience in finance, banking, or accounting; requisite professional certification in accounting; or prior comparable experience, such as being or having been charged with financial oversight responsibilities, which results in the member’s financial sophistication.

The Members of the Committee shall be appointed by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. A Chair of the Audit Committee shall be elected by majority vote of the full Committee membership.

III.	MEETINGS

The Committee shall meet at least each fiscal quarter, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should meet at least annually with management and with the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly to review the Company’s financial statements as described in Section IV.3, below, and the Committee or a designated member of the Committee should meet or discuss the interim financial statements with the Chief Financial Officer and/or the Controller of the Company on a regular and periodic basis as the Committee may deem appropriate.

IV.	RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties the Committee shall:

Documents/Reports Review

1.	Review this Charter at least annually for adequacy and update its provisions, as conditions dictate.

2.

Review with the Company’s financial management and the independent auditors the Company’s annual financial statements, and the financial statements included in the Form 20F, AIF, and any other annual reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

3.

Review with the Company’s financial management and, if deemed appropriate by the Committee, with the independent auditors, the Company’s interim financial statements, prior to its filing with any governmental body and prior to the release of earnings. One member designated by the Committee may represent the entire Committee for the purposes of this review.

Independent Auditors

4.

Recommend to the Board on the nomination of the independent auditors for the Company’s shareholders’ approval, considering independence and effectiveness and approve the fees and other compensation to be paid to the independent auditors. The Committee is to require the independent auditors to submit to the Committee on a periodic basis (at least annually) a formal written statement delineating all relationships between themselves and the Company. On an annual basis, the Committee should review and discuss with the independent auditors all relationships the auditors have with the Company that might affect their objectivity and independence. The Committee shall recommend to the Board any action to take to ensure the independence of the independent auditors. The Committee is to advise the independent auditors that they ultimately accountable to the Board and the Committee, as representatives of the shareholders of the Company.

5.	Review, evaluate, and report to the Board on the performance of the independent auditors, and when circumstances warrant, any proposed discharge of the independent auditors.

6.	Periodically consult with the independent auditors out of the presence of the Company’s management about internal controls and the completeness and accuracy of the financial statements.

Financial Reporting Process

7.	In consultation with the independent auditors, review the integrity of the Company’s financial reporting processes, both internal and external.

8.	Consider the independent auditors’ judgements about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

9.	Consider and approve, if appropriate, major changes to the Company’s accounting principles and practices as suggested by the independent auditors or management.

Process Improvement

10.

Establish regular and separate systems of reporting to the Committee by each of management and the independent auditors regarding any significant judgements made in management’s preparation of the financial statements and the view of each as to appropriateness of such judgements.

11.

Following completion of the annual audit, review separately with each of management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

12.	Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

13.

Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

Legal Compliance

14.

Confirm that the Company’s management has the proper review system in place to ensure that Company’s financial statements, reports and other financial information disseminated to governmental organizations and the public satisfy legal requirements.

15.	Review financial reporting compliance matters with the Company’s general counsel.

16.	Review with the Company’s general counsel any legal matter that the Committee understands could have a significant impact on the Company’s financial statements.

17.

Conduct or authorize investigations into matters within the Committee’s scope of responsibilities. The Committee is authorized to retain independent counsel, accountants, auditors, or others to assist the Committee in the conduct of any such investigation.

18.	Perform any other activities, consistent with this Charter, the Company’s By-laws and governing law, as the Committee or the Board deem necessary or appropriate.

Related Party Transactions

19.

Review for fairness to the Company and its subsidiaries, as applicable, proposed transactions or other arrangements between any affiliated or related party and either the Company or any of its subsidiaries, and recommend to the Board whether the transactions or other arrangements should be approved. As used herein, the term “related party” means any officer, director or shareholder holding a greater than 5% interest in the Company, or any entity in which any such person has a financial interest.

20.	Review and make recommendations to the Board regarding any dispute between any affiliated or related party and either or both the Company and its subsidiaries.

Limitation of Responsibility

21.

While the Audit Committee has the responsibilities and powers provided by this Charter, it is not the duty of the Committee to plan or conduct audits or to determine whether the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors. Similarly, it is not the duty of the Committee to conduct investigations, to resolve disagreements, between management and the independent auditors, or to assure compliance with laws, regulations or the Company’s Code of Professional Conduct.

V.	INDEPENDENCE OF DIRECTORS

For purposes of this Charter, a director is deemed to be an Independent Director according to the following requirements;

1.

a director who is an employee (including non-employee executive officers) of the Company, its subsidiaries, or any of its affiliates may not serve on the Committee until three years following termination of employment. “Affiliate” includes a subsidiary, sibling company, predecessor, parent company, or former parent company,

2.

a director who is a partner, controlling shareholder, or executive officer of a for-profit business organization to which the Company made, or from which the Company received, payments (other than those arising solely from investment’s in the Company’s securities) that exceed 5% of the Company’s or business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years is not considered to be independent. This restriction does not apply if the director has terminated his or her relationship with the organization more then three years preceding appointment to the Committee. “Business relationships” can include commercial, industrial, banking, consulting, legal, accounting, and other relationships. A director can have this relationship directly with the company, or the director can be a partner, officer, or employee of an organization that has such a relationship,

3.

a director who has, or within the preceding three years has had, a direct business relationship with the Company may serve on the Committee only if the Board of Directors determines in its business judgment that the relationship does not interfere with the director’s exercise of independent judgment, and

4.	a director who is employed as an executive of another Company where any of the Company’s executives serves on that Company’s compensation committee may not serve on the Committee.

A director who is an immediate family member of an individual who is, or who was during the preceding three years an executive officer of the Company or any of its affiliates, may not serve on the Committee. “Immediate family” includes a person’s spouse, common law spouse, parent, child, sibling, and in-law.